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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check one):

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

     For Period Ended: December 31, 1999
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:...........................................


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

     CMI Corporation
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Full Name of Registrant


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Former Name if Applicable

     I-40 and Morgan Road
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Address of Principal Executive Office (Street and Number)

     Oklahoma City, Oklahoma  73101
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City, State and Zip Code


PART II -- Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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     /X/  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

On March 27, 2000, CMI Corporation (the "Company") reached a tentative agreement to settle certain long-standing claims asserted against the Company by Kirkland & Ellis, a Chicago law firm previously engaged by the Company. This tentative settlement affects certain estimates made by management in preparing the Company's 1999 financial statements. Management is reevaluating those estimates and the effect such settlement may have on the Company's 1999 results of operations. As a result, the annual report on Form 10-K for the Company could not be filed within the prescribed time period, as the Company's audited financial statements have not been completed and could not be completed without unreasonable effort or expense. The Company anticipates that its report on Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Jim D. Holland                         (405)             787-6020
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          (Name)                            (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       /X/ Yes     / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       /X/ Yes     / / No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting net earnings of approximately $2.5 million in 1999 compared to $6.2 million in 1998, or 11 cents per diluted share for 1999 compared to 29 cents per diluted share for 1998. Net earnings were negatively impacted due to $14.3 million in asphalt plant orders at December 31, 1999 that could not be recognized as revenues in 1999 because the equipment had not left the Company's premises, was not complete and ready-to-ship, or other revenue recognition criteria had not been met. In addition, net earnings were negatively impacted due to increased marketing and administrative expenses.

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                                CMI Corporation
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 30, 2000               By:     /s/ Jim D. Holland
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                                         Jim D. Holland, Chief Financial Officer